

Mail Stop 4561

May 27, 2009

Daryl Bible
Chief Financial Officer
BB&T Corporation
200 West Second Street
Winston Salem, North Carolina 27101

      RE: BB&T Corporation
             Form 10-K for Fiscal Year Ended December 31, 2008
             Filed February 27, 2009
             File No. 001-10853

Dear Mr. Bible,

      We have completed our review of your Form 10-K and have no further comments at this time.

                                      Sincerely,

                                      Kevin W. Vaughn
                                      Accounting Branch Chief